Exxon Mobil Corporation                                                                       David Levy

5959 Las Colinas Boulevard                                                                                  Manager Financial Reporting and Analysis

Irving, TX 75039-2298

ExxonMobil

April 12, 2007

Ms. Jenifer Goeken

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Fax No. (202) 772-9369

Re:   SEC Letter to Exxon Mobil Corporation dated April 10, 2007

         File No. 1-2256

Dear Ms. Goeken:

The purpose of this letter is to confirm my understanding, based on our phone conversation, that the SEC has taken no exception to our request for an extension to May 11, 2007, to respond to the questions listed in the SEC’s letter dated April 10.

As always, please do not hesitate to contact me at 972-444-1290.  Thank you.

Yours truly,

By: /s/ David Levy

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David Levy

Manager Financial Reporting and Analysis